November 15, 2018

Alex J. Mannine
Chief Executive Officer
Vynleads, Inc.
596 Herrons Ferry Road
Suite 301
Rock Hill, SC 29730

       Re: Vynleads, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           File No. 333-227499
           Filed October 25, 2018
           Response Dated November 8, 2018

Dear Mr. Mannine:

     We have reviewed your response dated November 8, 2018 and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to prior comments is to comments in our November 2, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Related Party Transactions, page 40

1. We note your response to prior comment 1. In your amendment, please revise the disclosure on page 41 to clarify that Mr. Mannine and Mr. Stetsenko returned these shares in order to provide prospective investors with a greater percentage of ownership interest in the company.
 Alex J. Mannine
Vynleads, Inc.
November 15, 2018
Page 2

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at
(202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameAlex J. Mannine                         Sincerely,
Comapany NameVynleads, Inc.
                                                          Division of
Corporation Finance
November 15, 2018 Page 2                                  Office of
Telecommunications
FirstName LastName